================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             MERCATOR SOFTWARE, INC.
                            (Name of Subject Company)

                             MERCATOR SOFTWARE, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    587587106
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                   ROY C. KING
                 CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             MERCATOR SOFTWARE, INC.
                                 45 DANBURY ROAD
                                WILTON, CT 06897
                            TELEPHONE: (203) 761-8600
       (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                    Copy to:

                             MICHAEL WEINSIER, ESQ.
                           CHARLES A. SAMUELSON, ESQ.
                      JENKENS & GILCHRIST PARKER CHAPIN LLP
                              405 LEXINGTON AVENUE
                               NEW YORK, NY 10174
                            TELEPHONE: (212) 704-6000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

     This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 initially filed by Mercator Software, Inc., a Delaware corporation ("Mercator"), with the Securities and Exchange Commission on August 8, 2003 (the "Initial Filing") relating to a tender offer commenced by Greek Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Ascential Software Corporation, a Delaware corporation, on August 8, 2003 to purchase all of the outstanding shares of Mercator's common stock, par value $0.01 per share, together with the associated preferred stock purchase rights. Mercator amended the initial filing on August 19, 2003 (the "First Amendment") and August 26, 2003 (the "Second Amendment"). The Initial Filing, as amended by the First Amendment and the Second Amendment is referred to as the "Schedule 14D-9." Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.

     The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below.

ITEM 9.  EXHIBITS

     Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits (filed herewith):

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
  (e)(16) e-mail sent to Mercator's employees on September 9, 2003 regarding extension of the tender offer
  (e)(17) Press release issued by Ascential on September 9, 2003 (incorporated by reference to Exhibit (a)(1)(P) of the Schedule TO)

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2003

                                            MERCATOR SOFTWARE, INC.


                                            By:   /s/ Roy C. King
                                               ---------------------------------
                                                  Roy C. King
                                                  Chairman of the Board of
                                                   Directors, Chief Executive
                                                   Officer and President